

Mail Stop 7010

June 1, 2007

Lisa McDermott
Chief Financial Officer
Pall Corporation
220 Northern Boulevard
East Hills, NY 11548

> **Re:** **Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **File No. 1-4311**

Dear Ms. McDermott:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2007

Segment Information, page 15

1.   Thank you for the supplemental reports and other information you submitted regarding your segment reporting. In your view the CODM is the Chief Executive Officer and your Life Sciences and Industrial businesses are both your operating and reportable segments. As you know, paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

- That engages in business activities from which it may earn revenues and incur expenses,

- Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and;

- For which discrete financial information is available.

- We note that you prepare and regularly provide to the Chief Executive Officer a report, which includes, Sales, Orders, Backlog, Backlog by Region, by type of Technology (for each region), and detailed submarket reports by region and even country. These reports show year-to-year and budget to actual information. All of this information is provided for the following business components:

  - Medical;
  - Biopharmaceuticals;
  - General Industrial;
  - Aerospace;
  - Microelectronics;

  We assume that you consider this to be discrete financial information, regularly reviewed by the CODM;

- Tell us how and when the CODM meets with the Presidents of the Life Sciences and Industrial businesses and the level of financial information reviewed at those meetings. Provide us with representative copies of the financial information regularly shared with the CODM. Tell us the nature of any approval process the Presidents must go through to expend the capital resources allocated to the Life Sciences and Industrial businesses;

- Please provide us with any additional reports that are regularly used by your two segment Presidents to allocate resources within their respective business segments. Please address the extent to which this information is communicated by the Presidents to your CODM in his capacity as CODM as well as his capacity as CEO;

- We note from your response that "the CODM makes decisions regarding the allocation of capital resources to the two businesses". It is unclear to us how such decisions can be made without reasonable knowledge of capital needs below those two levels. Please tell us in detail how he can understand the capital needs, and make informed decisions without further disaggregation below that level.

- We note from your response that "Resource allocation decisions are made based upon opportunities for sales and profit growth as well as cost management objectives at the Life Sciences and Industrial businesses". It is unclear to us how such decisions can be made without reasonable knowledge of the profits and costs below those two levels. Please tell us in detail how he can establish profit goals and manage costs, without further disaggregation below that level.

- We note that "the CODM sets the financial objectives for Life Sciences and Industrial principally around sales and profit growth for each business". Tell us more about what you mean by this. Tell us how any effective decisions in this regard could be made without a more disaggregated understanding of the businesses.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief